Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Crescent Financial Corporation and Subsidiary
Cary, North Carolina

We consent to the use of our reports dated March 10, 2008, with respect to the consolidated balance sheets of Crescent Financial Corporation and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Dixon Hughes PLLC

Raleigh, North Carolina
February 5, 2009